787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
August 5, 2011
VIA EDGAR AND OVERNIGHT CARRIER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler Scot Foley James Peklenk Jennifer Riegel Melissa Rocha

Re:	Clovis Oncology, Inc. Registration Statement on Form S-1 File No. 333-175080 Initially filed June 23, 2011 Amendment No. 1 filed August 5, 2011
Ladies and Gentlemen:
          On behalf of Clovis Oncology, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 20, 2011 relating to the Company’s Registration Statement on Form S-1 (File No. 333-175080) filed with the Commission on June 23, 2011 (the “Registration Statement”).
          The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies of Amendment No. 1.
          In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. Page references in the responses herein correspond to the pages of Amendment No. 1.
New York             Washington             Paris             London            Milan             Rome             Frankfurt             Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

United States Securities and Exchange Commission
August 5, 2011

General
1. We note that you have submitted an application for confidential treatment with respect to some of the documents you have filed as exhibits to your registration statement. Please be advised that we will review this application independently and will forward you any comments relating to your confidential treatment request under separate cover.
Response: The Company acknowledges the Staff’s comment.
2. We further note that you have not yet included certain material information in your registration statement and that you intend to file some of your exhibits by amendment. Please be advised that we will not be able to clear our review of your registration statement until it is complete and all outstanding exhibits have been filed. We may have comments concerning the additional disclosure and exhibits.
Response: The Company acknowledges the Staff’s comment.
3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.
Response: The Company acknowledges the Staff’s comment and to the extent any graphic, visual or photographic information is included in the printed prospectus, the Company will provide proofs of all such information supplementally. The Company does not currently intend to include any such information in the printed prospectus.
Prospectus Summary
Overview, page 1
4. Please disclose in this section that you have not generated any revenues to date, do not expect to generate revenues until 2014 at the earliest and have an accumulated deficit as of March 31, 2011 of $63.3 million.
Response: The Company has revised Amendment No. 1 on page 1 accordingly.
Our Strategy, page 2
5. The disclosure included under the second and third bullet points is not in compliance with “plain English” requirements applicable to the prospectus summary. Please amend this disclosure to remove terminology that would not be easily understood by the lay reader and to replace it with language that conveys these aspects of your business strategy in a clear and concise fashion. If a term is integral to this part of your strategy, such as “companion diagnostics,” you should define it and make clear how these companion diagnostics can be

United States Securities and Exchange Commission
August 5, 2011

used to support your research and development. Also, in making these revisions, please be mindful that when you make a seemingly factual assertion, you should provide an independent basis for it; otherwise, you should qualify such statements as ones of opinion. This comment is also applicable to the disclosure on page 57 in your Business discussion.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 2 and 57 accordingly.
6. In your fourth bullet point, please expand your disclosure to provide examples of the regulatory authorities in major markets that are accepting one core dossier. This comment is also applicable to the disclosure on page 58 in your Business discussion.
Response: Independent of the fact that authorities like the EMA and the FDA accept one core dossier, the Company believes it has the requisite in-house expertise to manage global development programs without local partners. The Company has revised Amendment No. 1 on pages 2 and 58 to remove the reference to authorities in major markets that are accepting one core dossier because it felt the reference was unnecessary, and a more detailed description of how a single core dossier can be submitted in multiple regulatory jurisdictions would complicate the Company’s disclosure.
7. In your fifth bullet point and also on page 58, please provide an independent basis for your statement that “(t)here are a relatively small number of oncologists practicing in each of the major pharmaceutical markets and even smaller number of oncology opinion leaders who significantly influence the types of drugs prescribed in cancer therapy.” If you cannot provide such support, please either remove this sentence or change it to make it clear that you are expressing your opinion.
Response: The Company has revised Amendment No. 1 on pages 3 and 58 to make it clear that the Company is expressing its opinion with regard to the number of oncologists practicing and the number of oncology opinion leaders.
Our Product Pipeline, page 3
8. For each product candidate, please disclose in this section the third parties from which the product is licensed.
Response: The Company has revised Amendment No. 1 on page 4 accordingly.
9. Please make it clear where applicable that the “pivotal” clinical study you reference in your discussion of CO-101 is in fact a Phase III study.
Response: The Company refers to the LEAP study for CO-101 as a “pivotal” clinical study because the LEAP study was designed to be a registrational, pivotal, randomized and comparative clinical study. Though the Company designed the LEAP study to fulfill the same purpose as a Phase III study, it would not be strictly accurate to refer to the LEAP study as a Phase III study

United States Securities and Exchange Commission
August 5, 2011

because that is not the title on the study protocol. The rationale and support for labeling the LEAP study as a pivotal clinical study is fully described under the heading “Regulatory Strategy” on page 65 of Amendment No. 1.
10. Please explain here and in your Business discussion what you mean by “first-line” and “second-line” treatment or therapy.
Response: The Company has revised Amendment No. 1 on pages 3, 4 and 56 accordingly.
11. Please provide at least one example here of a study that assessed the correlation of hENT1 expression to the survival rates of pancreatic cancer patients. In addition, please also expand your disclosure here and throughout your Business section to disclose how you estimate the percentage of pancreatic patients that express low levels of hENT1.
Response: The Company has revised Amendment No. 1 on pages 3 and 4 to provide an example of a study that assessed the correlation of hENT1 expression to the survival rates of pancreatic cancer patients. In addition, the Company has revised Amendment No. 1 on pages 56, 61, 62 and 63 to reflect that each of the five studies referenced in the table on page 61 of Amendment No. 1 found similar distributions of pancreatic cancer patients with low expressions of hENT1 and that this forms the basis of the Company’s belief that approximately 40% of pancreatic cancer patients express low levels of hENT1. The Company did not make a similar change on page 3 of Amendment No. 1 because the Company does not believe such level of detail is appropriate for the Summary section.
12. On page 4 and throughout your Business section, please expand your disclosure to disclose the independent bases for your statements concerning the rate of initiating mutations in NSCLC patients as well as the rate of the T790M mutation.
Response: The Company has revised Amendment No. 1 on pages 4, 67 and 68 accordingly.
13. You disclose that you intend to develop CO-338 as both monotherapy and as a therapy in combination with chemotherapeutic agents for the treatment of selected cancer patients. Please disclose here and in your Business section the type of cancer patients you intend to treat with this drug candidate.
Response: The Company has revised Amendment No. 1 on pages 4 and 70 accordingly.
Risk Factors, page 10
14. Please revise your first paragraph in this section to remove the statement, “Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.” It is not appropriate to refer to unknown or immaterial risks.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 10 accordingly.

United States Securities and Exchange Commission
August 5, 2011

“If we fail to obtain additional financing, we may be unable to complete the development and commercialization...” page 10
15. You disclose that the report of your independent registered public accounting firm on your financial statements contains an explanatory paragraph stating that your recurring losses from operations raise substantial doubt about your ability to continue as a going concern. Please expand your risk factor to disclose the effects that of this explanatory paragraph on your ability to obtain additional funding.
Response: The Company has revised Amendment No. 1 on page 11 accordingly.
“Clinical drug development involves a lengthy and expensive process...” page 12
16. Please expand your disclosure in the last paragraph of this risk factor to disclose the date in which you entered into a license agreement with Pfizer.
Response: The Company has revised Amendment No. 1 on page 13 accordingly.
“Our product candidates may cause undesirable side effects...” page 14
17. Please expand your disclosure to describe myelosuppression.
Response: The Company has revised Amendment No. 1 on page 14 accordingly.
18. Based on your disclosure on page 64, please expand the list of side effects experienced with CO-101 to include the reduction of white blood cells and reduction of blood platelet cells.
Response: The Company has revised Amendment No. 1 on page 14 accordingly.
“Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics could harm our drug development strategy,” page 14
19. Please explain in this risk factor that you do not develop companion diagnostics internally and are therefore reliant on partners to do so.
Response: The Company has revised Amendment No. 1 on page 15 accordingly.
“If we establish the hENT1 cut-off improperly, or if our LEAP trial results do not support the hENT1 hypothesis, we could jeopardize our potential for success for CO-101,” page 15
20. Please expand your disclosure in this risk factor to reference at least one independent study that you believe shows a correlation between hENT1 expression levels and response to gemcitabine therapy. Further, you should also include an example of at least one of the

United States Securities and Exchange Commission
August 5, 2011

“multiple publications” that you assert supports the theory that hENT1-high patients respond better to gemcitabine therapy than hENT1-low patients.
Response: The Company has revised Amendment No. 1 on page 15 accordingly.
“If we are unable to obtain regulatory approval of our product candidates, we will not be able to commercialize them and our business will be adversely impacted,” page 15
21. Please distinguish this risk factor and the heading thereof with the risk factor beginning on page 13, as there appears to be overlap between the risk factors.
Response: The Company has revised Amendment No. 1 on pages 13, 14 and 16 by deleting the second risk factor and supplementing the first risk factor.
“We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval . . .,” page 16
22. Please list the third-party contract research organizations you are reliant upon in this risk factor. In addition, please file your agreements with these organizations as exhibits to your registration statement and describe their material terms in the Business section of your disclosure. If you believe you are not substantially dependent on these agreements, please provide us with a detailed analysis that supports your belief.
Response: The Company acknowledges the Staff’s comment. Nonetheless, the Company has decided not to revise Amendment No. 1 to list the contract research organizations, or CROs, with whom it works. The Company respectfully submits that, by inclusion of the risk factor, the Company intends to highlight the risks associated with relying upon CROs generally, rather than the risks associated with any one CRO. The Company is not substantially dependent upon any one of its agreements with CROs. Like most small and mid-size pharmaceutical companies that are in the business of drug development, the Company works with CROs for execution of its pre-clinical and clinical trials; however, the Company itself is responsible for ensuring that such studies are conducted in accordance with applicable protocol, legal and regulatory standards. The Company enters into agreements with CROs in the ordinary course of its business. Currently, the Company has entered into more than ten agreements with CROs and expects to enter into numerous additional agreements with CROs in the next 12 months. The CRO agreements are terminable by the Company at any time. Furthermore, there are over 1,000 CROs worldwide and none of the CROs with whom the Company works provides specialized or unique services. Although replacing a CRO would involve cost and inconvenience, require management time and focus and potentially delay projects, as described in the Registration Statement, there are many available CROs in the marketplace with which the Company might contract, and replacing a CRO would not substantively disrupt the progress of ongoing clinical trials.

United States Securities and Exchange Commission
August 5, 2011

“We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we in then to rely on third parties to produce commercial supplies of any approved product candidate . . .,” page 17
23. Please list the third-party contract manufacturers you rely on to produce your product candidates in this risk factor and also on page 86.
Response: The Company acknowledges the Staff’s comment. Nonetheless, the Company has decided not to revise Amendment No. 1 to list the third-party contract manufacturers with whom it works. The Company respectfully submits that, by inclusion of the risk factor, the Company intends to highlight the risks associated with relying upon third-parties for the manufacture of its products, rather than the risks associated with any one manufacturer. The Company does not have long-term supply agreements with any one manufacturer and obtains supplies of finished drug product through individual purchase orders. The Company has revised Amendment No. 1 on page 17 to clarify this point.
“We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete directly,” page 19
24. Please include the names of your principal competitors in this risk factor, as you have done on pages 72-73.
Response: The Company has revised Amendment No. 1 on page 19 accordingly.
“If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market,” page 24
25. Please note in this risk factor that your patent portfolios relating to CO-101 and CO-338 will expire in less than ten (10) years and that there is no assurance that you will be able to extend these patents either in the United States or in other jurisdictions.
Response: The Company has revised Amendment No. 1 on pages 24 and 25 accordingly.
“Third-party claims of intellectual property infringement may prevent...” page 25
26. You disclose that you are aware of a family of patents and patent applications controlled by a third party that claim certain uses of PARP inhibitors that could potentially be asserted against your use of CO-338 in certain indications. Please expand your disclosure here and also on page 84 to disclose the indications that may be affected and whether or not the third party has asserted any claims against your or Pfizer’s use of CO-338.
Response: The Company has revised Amendment No. 1 on pages 25, 85 and 86 in response to the Staff’s request that the Company disclose whether or not the third party has asserted any claims against the Company or Pfizer’s use of CO-338. The Company respectfully requests that the Staff reconsider its request for the disclosure of specific indications that may be affected.

United States Securities and Exchange Commission
August 5, 2011

The modified disclosure on pages 25, 85 and 86 of Amendment No. 1 has been changed to indicate (a) that the scope of potential patent claims is uncertain since applications have not yet issued anywhere in the world, and the situation thus is still being evaluated by the Company, (b) that the Company will consider seeking a license or alternatively to challenge such patents if warranted, depending on the patent scope and product development activities, and (c) that if either or both or these efforts fail to completely remove any issue, the aggregate potential market for CO-338 could be reduced.
On page 85 of Amendment No. 1, the Company also includes, per the Staff’s request, a statement that no claim has been asserted in respect of this patent estate against either the Company or, to the Company’s knowledge, Pfizer. Since such a statement could be deemed to act as a mitigation of a risk factor, the Company did not include it on page 25 of Amendment No. 1.
In addition, in the explanation on pages 85 and 86 of Amendment No. 1, the Company has indicated that should these patents ultimately prove to be troublesome, it may shift its developmental emphasis away from problematic uses: i.e. the clinical development plan for CO-338 is still in its relative early stages and may well shift for any number of reasons over the course of a multi-year development program.
For the information of the Staff, although the Company believes that a European patent may grant in the next several months, at this point no patent has granted in Europe and the final scope of protection afforded by such patent, if any, may not be known for some time. In the United States, no claims have yet been allowed in any pending U.S. application. Moreover, based on the ongoing evaluation of the patent proceedings record as it exists today, the uses sought to be covered may not relate to an indication in and of itself, but rather some as yet refined combination of a use of a compound for an indication and additional steps associated with such use. Therefore, it would be highly speculative at this time to indicate specific indications that could be covered. Moreover, were such disclosure to be required, it could subsequently be construed as an admission of claim scope interpretation were litigation ultimately to ensue. To require such an admission at a point in time when grants have not yet been issued, and when claims have not fully been evaluated, would impose an undue risk to the Company, while providing only complex and possibly confusing information to the investor.
Therefore, while the Company believes it is important for its investors to understand that there could be an issue relating to the patents relating to CO-338, it believes that by having described the issue as impacting only “certain indications” and by describing alternative pathways were such patents to become an issue, the Company respectfully suggests that it has correctly articulated the scope of the issue.
“If we breach any of the agreements under which we license commercialization rights to our product candidates from third parties, we could lose license rights that are important to our business,” page 27
27. Please include in this risk factor the counter-parties of each of your license agreements and the product to which each agreement relates.
Response: The Company has revised Amendment No. 1 on page 27 accordingly.

United States Securities and Exchange Commission
August 5, 2011

“We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives,” page 30
28. We note your assertion that you cannot predict or estimate the additional costs you may incur as a result of the legal, accounting and other requirements of being a public company. Please delete this statement and include your best estimate of these expenses during your first year as a public company, and on an annual basis thereafter.
Response: The Company has revised Amendment No. 1 on page 30 accordingly.
Cautionary Note Regarding Forward-Looking Statements and Industry Data, page 34
29. You include numerous statements in the last paragraph on page 35 that appear to imply that you are not assuming liability for the statistical and other industry and market data included in your registration statement, which is not appropriate. Please revise this paragraph to remove each statement which has this implication, including:
•	“there can be no assurance as to [publications and surveys’] accuracy or completeness”;

•	“we have not independently verified market and industry data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein”;

•	“we do not know all of the assumptions that were used in preparing such industry and market data”; and

•	“Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty. In addition, we do not know all of the assumptions that were used in preparing such industry and market data. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors.”
Response: The Company has revised Amendment No. 1 on page 35 accordingly.
30. We note the risks described in the last bullet point in the immediately preceding comment. If you believe that the potential inaccuracy of the data or your estimates that you rely upon in developing your product candidates involves a material risk to your business, please expand your disclosure in your risk factor section to address this risk.
Response: The Company has revised Amendment No. 1 on page 35 to remove the risks described in the last bullet point in the immediately preceding comment.
Use of Proceeds, page 36

United States Securities and Exchange Commission
August 5, 2011

31. Please revise your disclosure to separately estimate the amount of proceeds you will use to fund
•	Your clinical trials related to CO-101;

•	Your clinical trials related to CO-338;

•	To advance the development of CO-1686; and

•	for working capital and general corporate purposes.
Please also disclose the stage of development you expect to achieve for each product candidate using these funds.
Response: The Company has revised Amendment No. 1 on page 36 accordingly.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Stock-Based Compensation, page 47
32. With respect to your common stock valuation, please expand your disclosure to include all disclosures required by paragraphs 179-182 of the AICPA Practice Aid. More specifically, please do the following:
•	Qualitatively and quantitatively discuss the significant factors, assumptions and methodologies used in the contemporaneous valuations at each assessment date, including how the business enterprise value was estimated and changed;

•	Quantitatively disclose how each valuation considered the future potential outcomes as well as values and probabilities associated with operating performance, financial condition, progress in your product research and development and clinical trial activities and the probability of achieving liquidity through an initial public offering or the sale of your business;

•	Quantify the “Discounts for lack of marketability” for each measurement date and discuss factors used in their determination; and

•	With respect to your 2010 and 2011 stock option issuances, please explain in your disclosure why the value is significantly less than the price of the Convertible preferred stock issuances. We note that the preferred stock is convertible on a 1:1 basis.
Response: The Company has historically performed contemporaneous valuations and will update its contemporaneous valuation in the second quarter of 2011, which considers the acceleration of the timing of the initial public offering, the issuance of convertible promissory notes and the execution of an additional license agreement in that period. The Company will include disclosure under paragraph 180 of the AICPA Practice Aid when an estimated initial public offering price is determined. The Company acknowledges the Staff’s comments with regard to the request for additional disclosure and respectfully submits that the disclosures included in the registration statement meet the requirements of paragraphs 179 and 181 of the AICPA Practice Aid, which describes the requirements when a company has performed contemporaneous valuations. The Company evaluated the disclosure requirements of paragraph 182 of the AICPA Practice Aid and determined that they did not apply due to contemporaneous valuations obtained over the history of our operations. In consideration of the Staff’s comments, the Company has revised Amendment No.1 on page 50 to expand its disclosure and will continue to provide disclosure under paragraphs 179 to 181 of the AICPA Practice Aid in future amendments.

United States Securities and Exchange Commission
August 5, 2011

33. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Once you have disclosed an estimated offering price, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.
Response: The Company acknowledges the Staff’s comment.
Business
CO-101 — a Lipid-Conjugated form of the Anti-Cancer Drug Gemcitabine, page 59
34. In your discussion of the pancreatic cancer market overview on page 59, please attribute each statistic of new cases in the United States, the European Union and Japan, as well as the percentage of the disease that is either Stage III or Stage IV to one or more of the published reports.
Response: The Company has revised Amendment No. 1 on page 59 accordingly.
35. On page 60, you discuss the results of a 2009 retrospective analysis of a study. Please disclose the year in which the original study was concluded and describe whether there are any risks or concerns associated with data from a retrospective analysis.
Response: The Company has revised Amendment No. 1 on page 61 accordingly. The Company does not believe there are any risks or concerns associated with data from a retrospective analysis.
36. On page 61, you disclose below the graphs of the 2009 retrospective analysis that “‘High hENT1’ was defined by strong reactivity in greater than 50% of neoplastic cells on IHC, whereas ‘no hENT1’ was defined as no staining in greater than 50% of neoplastic cells. A score of low hENT1 staining was given to all cases in between.” Please disclose whether you are using the same definitions for each of the studies listed in the table on page 61. If you are not using the same definitions, please expand your disclosure to disclose the definitions used for each study.
Response: The Company acknowledges the Staff’s comments. However, the Company respectfully submits that the studies listed in the table are relevant because each study concluded that a correlation exists between survival outcomes for pancreatic cancer patients treated with gemcitabine and their hENT1 expression, even though each study was conducted independently of the other, with different personnel, methodologies, criteria and protocols, including different definitions of hENT1 expression. Indeed, one of the principal concepts underlying the LEAP clinical trial was the Company’s decision to arrive at its own definition of a low level of hENT1 expression, based upon a retrospective analysis of existing tissue samples from other trials and using the companion diagnostic developed with Ventana, and to then apply this definition — prospectively — in the LEAP clinical trial. This key characteristic of the LEAP clinical trial design

United States Securities and Exchange Commission
August 5, 2011

is elaborated on pages 62 and 63 just below the table with the results from other studies, and includes a schematic on page 63 as well. The Company has revised Amendment No. 1 on pages 62 and 63 to reflect the foregoing, but has not expanded its disclosure to include the specific definitions of hENT1 expression used in each study.
37. Please expand your table on page 66 to disclose the number of patients in each study that had low levels of hENT1.
Response: The Company has revised Amendment No. 1 on page 61 accordingly.
38. Please expand your disclosure under “Regulatory strategy” on page 65 to summarize the formal regulatory advice that was obtained from the FDA and EMA in response to a briefing document and questions submitted in 2010. Please also clarify if you have a Special Protocol Assessment with the FDA and if so, whether the LEAP study complies with the terms of the SPA.
Response: The Company has revised Amendment No. 1 on page 65 to clarify that the Company has not sought a Special Protocol Assessment for the LEAP study. In addition, the Company has removed the reference to “formal regulatory advice” to clarify the nature of the dialogue between the Company and the FDA regarding the LEAP study.
39. On page 66, you disclose that CO-101 has an orphan drug designation in the United States and the European Union for the treatment of pancreatic cancer. Please expand your disclosure here and, if applicable, your risk factor section to disclose any relevant risks to you as a result of this designation.
Response: The Company has revised Amendment No. 1 on page 66 accordingly.
CO-1686 — an Oral EGFR Mutant-Selective Inhibitor, page 66
40. In your discussion of the market overview for CO-1686, please attribute each statistic of estimated new cases of lung cancer in the European Union and Japan to one or more of the published reports.

United States Securities and Exchange Commission
August 5, 2011

Response: The Company has revised Amendment No. 1 on page 67 accordingly.
41. Please revise your disclosure to provide an independent basis for your statements that “NSCLC accounts for approximately 85% of lung cancer cases”, “patients with locally advanced or metastatic NSCLC have five-year survival rates of just 24% and 4%, respectively” and “at the time, it was noted that a small subset of patients experienced profound tumor responses to TKI therapy.”
Response: The Company has revised Amendment No. 1 on page 67 accordingly.
42. You state on page 67 that “(i)t was subsequently shown that EGFR mutations generate tumors with adenocarcinoma histology” in different percentages among Caucasians and people of East Asian descent. Please amend your disclosure to disclose who conducted the tests and/or clinical trials that produced this new data and when such tests or trials were completed.
Response: The Company has revised Amendment No. 1 on page 68 accordingly.
CO-338 — a PARP Inhibitor, page 69
43. Under “Synthetic Lethality” on pages 70-71, you state that synthetic lethality was shown to be valid in humans in 2009 and discuss an ovarian cancer study with an oral PARP inhibitor. Please amend your disclosure to disclose who conducted the studies and/or clinical trials that produced the new data and when the ovarian cancer study was completed.
Response: The Company has revised Amendment No. 1 on page 71 accordingly.
44. Please revise your disclosure to provide an independent basis for your statements that “high grade serous ovarian cancer... accounts for 80% of the 22,000 newly diagnosed cases in the United States” and “BRCA mutation or BRCA-ness is believed to be present in at least 50% of tumors.”
Response: The Company has revised Amendment No. 1 on page 71 accordingly.
45. Please expand your disclosure to describe a “partial response.”
Response: The Company has revised Amendment No. 1 on page 72 accordingly.
Collaborators and License Agreements, page 73
46. Please amend your disclosure to describe the material terms of your agreements with Ventana Medical Systems and Roche Molecular Systems for the development of companion diagnostics for CO-101 and CO-1686, respectively. Please also file these agreements as exhibits to your registration statement. If you believe you are not substantially dependent on these agreements, please provide us with a detailed analysis that supports your belief.

United States Securities and Exchange Commission
August 5, 2011

Response: The Company has revised Amendment No. 1 on page 76 accordingly and has filed these agreements as exhibits to Amendment No. 1.
47. Please expand your disclosure of each of your license agreements to provide a range of royalty payments under each agreement as we believe this is a material term of the agreement (e.g. “low-single digits” or a range not to exceed ten percent).
Response: The Company has revised Amendment No. 1 on pages 74, 75 and 76 accordingly.
Manufacturing, page 85
48. We note that in your risk factor on page 17 you state that you have no long-term agreements in place with your contract manufacturers. In this discussion, please describe the terms of your current agreements, including payment, duration and termination provisions, with the manufacturers of CO-101 and CO-1686. If you have no formal agreements of any kind with these manufacturers, please state this explicitly in your disclosure.
Response: The Company has revised Amendment No. 1 as described in its response to comment 23 above and has also revised Amendment No. 1 on page 87 accordingly.
Executive and Director Compensation, page 95
Annual Discretionary Performance Bonuses, page 96
49. You disclose that the compensation committee subjectively reviewed your overall performance and determined that in a normal year, bonus awards would have been made in an amount equal to 80% of target levels based on your overall performance during 2010. Please expand your disclosure to discuss what was considered in your “overall performance.” For example, please tell us whether the committee look at research and development expenses, licensing arrangements, employee matters or other developments in your business.
Response: The Company has revised Amendment No. 1 on page 98 accordingly.
Principal Stockholders, page 105
50. In the relevant footnotes to the beneficial ownership table on page 106, please state the name(s) of the individual or individuals who have voting, investment and/or dispositive power over the shares held by the entities affiliated with Domain Associates, the entities affiliated with New Enterprise Associates, Inc. (not including NEA Ventures 2009), and the entities affiliated with Aberdare Ventures.
Response: The Company has revised Amendment No. 1 on pages 109 and 110 accordingly.
Shares Eligible for Future Sale

United States Securities and Exchange Commission
August 5, 2011

Lock-up Agreements, page 113
51. Please file your form of Lock-up Agreement as an exhibit to your registration statement.
Response: The Company will file a form of lockup agreement as an attachment to Exhibit 1.1 — Form of Underwriting Agreement. The exhibit list has been updated to reflect the Staff’s comment. The Registrant will file Exhibit 1.1 as soon as it is available.
Notes To Consolidated Financial Statements
6. Convertible Preferred Stock and Stockholders’ Deficit
Preferred Stock, page F-13
52. Please revise your disclosure to discuss the factors that contributed to the $1.62 increase in per share price during the nine day period from the issuance of Series A-2 at $3.00 on November 9, 2009 to $4.62 for the issuance of Series B on November 18, 2009.
Response: The Company has revised Amendment No. 1 on page F-13 accordingly.
53. We note the classification of your Series A-1, A-2 and B Convertible preferred shares in the mezzanine on your balance sheet at December 31, 2009, 2010 and March 31, 2011. Please tell us the terms, rights and features of these instruments (i.e. redemption features) and how you considered these features as well as ASC 815-15-25-1 and ASC 480-10-S99 in determining that this classification is appropriate.
Response:
The Company evaluated the classification of the Company’s convertible preferred stock under ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging to determine whether the preferred stock should be classified as a liability or equity instrument. The analysis also considered whether or not the convertible preferred stock should be classified as permanent or temporary equity. The following items were considered in the analysis:
1. The Company evaluated the convertible preferred stock instruments under ASC 480-10-25 to determine whether the instruments met the liability recognition criteria. Based upon such evaluation, the Company concluded that the instruments did not meet the criteria to be classified as a liability under ASC 480-10-25, and therefore are represented as an equity instrument, as the instruments are not mandatorily redeemable. The instruments do not include a redemption provision other than in the contingent event of liquidation, as discussed further below.
2. ASC 815-15-25-1 is one of the criteria to consider when evaluating whether to bifurcate an embedded derivative instrument from the host contract. ASC 815-15-25-1 states that an embedded derivative should only be bifurcated from the host instrument and accounted

United States Securities and Exchange Commission
August 5, 2011

for separately as a derivative if all of certain criteria are met, and one of these criteria is outlined as follows in ASC 815-15-25-1(a): The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.
As discussed below, the economic characteristics and risks of the embedded feature are clearly and closely related to those of the host contract and, as such, that bifurcation is not required under ASC 815 (since it does not meet the criteria in ASC 815-15-25-1). In evaluating whether the economic characteristics were “clearly and closely related,” the Company considered the guidance of ASC 815-10-S99-3 and evaluated the nature of the host instrument.
ASC 815-10-S99-3 indicates that preferred shares with a conversion feature, i.e. a preferred share “host” contract, must be evaluated as to whether the host contract is a debt host or an equity host based on a consideration of the economic characteristics and risks as evidenced by all of the stated and implied substantive terms and features of the host contract. For the preferred shares, the consideration of the economic characteristics and risks of the host contract should be based on all of the stated and implied substantive terms and features of the hybrid financial instrument. The consideration of an individual term or feature may be weighted more heavily in the analysis, although there is no guidance as to which features should be weighted more heavily. Included below is an evaluation of the most relevant terms as to whether the convertible preferred shares are more akin to debt or to equity:
•	Redemption (more akin to debt): The convertible preferred stock is not redeemable.

•	Dividends (more akin to debt): The dividends are not cumulative and are payable only upon approval/declaration of the board of directors of the Company.

•	Voting rights (more akin to equity): The holders of the convertible preferred stock vote with holders of the common stock on an as converted basis.

•	Conversion rights (more akin to equity): The convertible preferred stock is convertible.
Based on consideration of the relevant terms and features, the Company concluded that the convertible preferred stock has more equity-like features than debt-like features. The Company placed significant weight on the voting rights, the conversion rights, and the risk and rewards retained by the holders of the convertible preferred stock based on movements in the price of the shares of the Company’s common stock.
Having determined that the host instrument is equity-like, the Company considered the conversion feature and its risk and rewards, which the Company determined to also be equity-like since it is convertible into shares of the Company’s common stock. As such, the Company has concluded that the economic characteristics and risks of the embedded feature are “clearly and closely related” to those of the host contract and, as such, that bifurcation is not required under ASC 815.

United States Securities and Exchange Commission
August 5, 2011

3. The series A-1, A-2 and B convertible preferred shares are not redeemable. However, the contractual provisions of these instruments require their redemption by the Company upon the occurrence of a change-in-control that does not result in the liquidation or termination of the Company. A “deemed liquidation event” occurs when the Company’s existing shareholders lose voting control of the Company (own less than 50% of the outstanding common stock) following a merger, acquisition or sale. The Company’s preferred stockholders control the voting power of the board of directors of the Company and have the ability to approve a merger, acquisition or sale of the Company. The combination of the change in control provisions of the Company’s convertible preferred stock and the ability of holders of the Company’s convertible preferred stock to approve such a transaction outside of the direct control of the Company requires that the Company’s convertible preferred stock be classified as temporary equity under the provisions of ASC 480-10-S99-1.
Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned at (212) 728-8667 or William H. Gump at (212) 728-8285. Thank you for your assistance.
Respectfully submitted,
/s/ Thomas Mark
Thomas Mark

cc:	Patrick J. Mahaffy President and Chief Executive Officer Clovis Oncology, Inc. 2525 28th Street, Suite 100 Boulder, Colorado 80301

Cheston J. Larson, Esq. Divakar Gupta, Esq. Latham & Watkins, LLP 12636 High Bluff Drive, Suite 400 San Diego, California 92130